MYTRAVEL

RECEIVED

23 January 2007

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

07020570

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 19th and 23rd of January 2007, the Company filed with the London Stock Exchange announcement regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-070123

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Group

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

3,332,512 shares

6. Percentage of issued class

0.72%

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p ordinary shares

10. Date of transaction

18 January 2007

11. Date company informed

19 January 2007

12. Total holding following this notification

62,889,004

13. Total percentage holding of issued class following this notification

13.64%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

19 January 2007

citigroup

Transaction Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2829
E-mail: transaction.control@citigroup.com

Company Secretary
My Travel Group
Fax: 01706 742 650

18 January, 2007

Dear Sir / Madam

My Travel Group Ord GBP 0.3 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 18/01/07, Standard Life Investments acquired 3,332,512 shares on behalf of Standard Life Group, this increased the total held as a **notifiable** interest (including material and non-material interests) to 62,889,004 shares being 13.638% of the issued stock of that class.

No. of shares held	**Registered Name**
62,889,004	Vidacos Nominees

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours sincerely

G. Jomey

Transaction Control

citigroupJ

Transaction Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2829
E-mail: transaction.control@citigroup.com

Company Secretary
My Travel Group
Fax: 01706 8742 650

18 January, 2007

Dear Sir / Madam

My Travel Group Ord GBP 0.3 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 18/01/07, Standard Life Investments acquired 2,690,067 shares on behalf of Standard Life Group. This increased the total held as a **material** interest to 38,703,867 shares being 8.393% of the issued stock of that class.

Total No. of shares held	**Registered Name**
62,889,004	Vidacos Nominees

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours sincerely

G. Young

Transaction Control

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through its group and legal entities

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

19 January 2007

12. Total holding following this notification

No longer a notifiable interest

13. Total percentage holding of issued class following this notification

No longer a notifiable interest

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

19 January 2007

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

18th January 2007

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 17th January 2007, UBS AG, acting through its business group and legal entities no longer had a notifiable interest in My Travel Group PLC.

If you require any further information concerning this notification, please contact Louise Robinson in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7567 8762.

Yours faithfully,

Paul Geradine	Angela Huff
Director	Associate Director
Compliance	Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Gerrard Ltd, Barclays Bank PLC, Barclays Capital Inc and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland	525,284
Barclays Capital Nominees Limited	8,110,507
Durlacher Nominees Ltd	11,217,174
Durlacher Nominees Ltd	14,258
JP Morgan (BGI Custody)	4,170,268
JP Morgan (BGI Custody)	541,428
R C Greig Nominees Limited	77,296
R C Greig Nominees Limited a/c AK1)	324
R C Greig Nominees Limited (a/c GP1)	4,925
R C Greig Nominees Limited (a/c SA1	17,582
Total	**24,679,046**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

22 January 2007

12. Total holding following this notification

24,679,046 30p ordinary shares

13. Total percentage holding of issued class following this notification

5.35% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

23 January 2007

BARCLAYS

22 JAN 2007

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

15 January 2007

The Company Secretary

Mytravel Group PLC
Parkway One, Parkway Business Centre
300 Princes Road
Manchester
M14 7QU

Dear Sir.

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 12-January-07 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 5.35 %

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 461,141,177 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

LEGAL ENTITY REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 12 January 2007 Barclays PLC through the legal entities listed below, had a notifiable interest in 24,679,046 ORD GBP0.30 representing 5.35% of the issued share capital of 461,141,177 units.

Legal Entity		Holding	Percentage Held
Barclays Capital Securities Ltd		3,761,629	.8157
Barclays Global Investors Ltd		4,695,552	1.0182
Gerrard Ltd		100,127	.0217
Barclays Life Assurance Co Ltd		541,428	.1174
Barclays Bank PLC		14,923,174	3.2361
Barclays Capital Inc		657,136	.1425
	Group Holding	**24,679,046**	**5.3516**

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 12 January 2007 Barclays PLC, through the registered holders listed below, had a notifiable interest in 24,679,046 ORD GBP0.30 representing 5.35% of the issued share capital of 461,141,177 units.

Registered Holder	Account Designation	Holding
BANK OF IRELAND		525,284
Barclays Capital Nominees Ltd		3,706,000
Barclays Capital Nominees Ltd		657,136
Barclays Capital Nominees Ltd		3,747,371
Durlacher Nominees Ltd		11,217,174
Durlacher Nominees Ltd		14,258
JP MORGAN (BGI CUSTODY)		4,170,268
JP MORGAN (BGI CUSTODY)		541,428
R C Greig Nominees Limited		77,296
R C Greig Nominees Limited GP1		4,925
R C Greig Nominees Limited SA1		17,582
R C Greig Nominees Limited a/c AK1		324
	Total	**24,679,046**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following business group and legal entities :

UBS Global Asset Management Life Ltd
UBS AG London Branch

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

19 January 2007

11. Date company informed

22 January 2007

12. Total holding following this notification

UBS Global Asset Management Life Ltd	633,989 shares
UBS AG London Branch	13,242,517 shares
UBS AG Total	13,876,506 shares

13. Total percentage holding of issued class following this notification

UBS AG 3.01%

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of section 208(5) of the Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

23 January 2007

UBS Investment Bank

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

22nd January 2007

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 19th January 2007, UBS AG, acting through its business group and legal entities detailed below, had an interest in 13,876,506 Ordinary shares of My Travel Group PLC, representing 3.01 per cent of the issued share capital of the Company (461,067,136).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	**Breakdown of position held (%)**	
UBS Global Asset Management Life Ltd	633,989 shares	0.14%
UBS AG London Branch	13,242,517 shares	2.87%
UBS AG - Total	**13,876,506 shares**	**3.01%** ✓

If you require any further information concerning this notification, please contact Louise Robinson in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7567 8762.

Yours faithfully,

PP

Paul Geradine
Director
Compliance

Angela Huff
Associate Director
Compliance